                                                                    EXHIBIT 99.2

                   FACTORS AFFECTING FUTURE OPERATING RESULTS

         From time to time, we or our management may make forward-looking statements about our operations. These statements are based upon the assumptions of our management at the time they are made and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly than those described in the forward-looking statements. These risks and uncertainties are described below.

         In this document, the words "we," "us," "our," and "Genzyme" refer to Genzyme Corporation and all of its operating divisions taken as a whole, and "our board of directors" or "our board" refer to the board of directors of Genzyme Corporation. In addition, we refer to our four operating divisions as follows:

        o    Genzyme General Division = Genzyme General
        o    Genzyme Molecular Oncology Division = Genzyme Molecular Oncology
        o    Genzyme Surgical Products Division = Genzyme Surgical Products
        o    Genzyme Tissue Repair Division = Genzyme Tissue Repair

         We also refer to the series of Genzyme common stock that reflect the value and track the performance of these divisions by their Nasdaq trading symbols:

        o    Genzyme General Division Common Stock = GENZ Stock
        o    Genzyme Molecular Oncology Division Common Stock = GZMO Stock
        o    Genzyme Surgical Products Division Common Stock = GZSP Stock
        o    Genzyme Tissue Repair Division Common Stock = GZTR Stock

                            RISKS RELATED TO GENZYME

         The following risk factors relate to us generally and affect all of our operating divisions

A REDUCTION IN REVENUES FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         We generate a majority of our product revenues from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase-Registered Trademark- enzyme. Because production of Ceredase-Registered Trademark- enzyme was subject to supply constraints, we developed Cerezyme-Registered Trademark- enzyme, a recombinAnt form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme-Registered Trademark- enzyme, Chinese hamster ovary cells are engineered to produce human alpha glucocerebrosidase. We stopped producing Ceredase-Registered Trademark-enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase-Registered Trademark- enzyme converted to Cerezyme-Registered Trademark- enzyme. Sales of Ceredase-Registered Trademark-enzyme and Cerezyme-Registered Trademark- enzyme totaled $478.5 million for the year ended December 31, 1999, representing approximately 70% of our product revenues for that year.

         Because our business is highly dependent on Cerezyme-Registered Trademark- enzyme, a reduction in revenue from sales of this product would have an adverse effect on oUr operations and may cause the value of our securities to decline substantially. Revenues from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing it with market exclusivity iN the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme-Registered Trademark- enzyme after May 2001.

GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

         Our ability to successfully satisfy regulatory requirements will significantly determine our future success. We cannot guarantee that any required regulatory approvals will be granted or that they will be granted on a timely basis. The production and sale of healthcare products and provision of health care services are highly regulated. In particular, the U.S. Food and Drug Administration (FDA) and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a product or service first can be sold, limit how a product or service may be used, or adversely impact third party reimbursement. In addition, therapies that have received, or in the future receive, regulatory approval for commercial sale may still face subsequent regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require postmarketing clinical trials. In addition, a marketed therapy, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections by regulatory agencies. The discovery of previously unknown problems with a therapy, manufacturer or facility can result in restrictions on the therapy or manufacturer, including withdrawal of the therapy from the market. The failure to comply with applicable regulatory approval requirements can result in, among other things:

        o    warning letters;

        o    fines and other civil penalties;

        o    suspended regulatory approvals;

        o refusal to approve pending applications or supplements to approved applications;

        o suspension of product sales in the U.S. and/or exports from the U.S.;

        o    product recalls; and

        o    seizure of products.

LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

         Some of our products, including Cerezyme-Registered Trademark- enzyme, have been designated as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the U.S. for that product. Legislation periodically has been introduced in recent years to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to allow marketing rights to simultaneous developers of the drug. We cannot be sure whether the Orphan Drug Act will be amended, or if amended, what effect the changes may have on us.

         We have also received orphan drug designation for some of our products that are still in development, including Fabrazyme-TM- enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. If any of those companies receive FDA approval for their Fabry disease therapy before we receive FDA approval for Fabrazyme-TM- enzyme, the Orphan Drug Act will preclude us from selling Fabrazyme-TM- enzyme in the U.S. for up to seven years.

         In addition, healthcare reform is an area of significant government focus. Any reform measures, if adopted, could adversely affect:

         o   the pricing of therapeutic products in the U.S. or internationally;
             and

         o the amount of reimbursement available from governmental agencies or other third party payers.

BECAUSE THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, IT IS UNCERTAIN WHETHER WE WILL BE ABLE TO COMMERCIALIZE ANY OF OUR PRODUCTS CURRENTLY IN DEVELOPMENT.

         Before we can commercialize our development-stage products, we will need to:

         o   conduct substantial research and development;

         o   undertake preclinical and clinical testing; and

         o   pursue regulatory approvals.

         This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

         o   the product fails in preclinical studies;

         o clinical trials may not support the safety or effectiveness of the product; or

         o   we fail to obtain the required regulatory approvals.

         We cannot guarantee that we will successfully develop any particular product.

ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

         The commercial success of any marketable product that we develop will depend on many factors, including:

         o   regulation by the FDA and other government authorities;

         o   market acceptance by doctors and hospital administrators;

         o   the effectiveness of our sales force;

         o   the effectiveness of our production and marketing capabilities;

         o   the success of competitive products; and

         o   the availability of third party reimbursement.

WE MAY REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

         As of December 31, 1999, we had approximately $653.0 million in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities.

         Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

         o   product development and marketing;

         o   expanding facilities;

         o   working capital; and

         o   strategic business initiatives.

         We will further reduce available cash reserves to pay principal and interest on the following debt:

         o In May 1998, we issued $250.0 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5.25% and mature on June 1, 2005. However, the holders of these notes may exchange principal on the notes for shares of GENZ Stock, GZMO Stock, and GZSP Stock.

         o As of December 31, 1999, we owed approximately $23.0 million under a revolving credit facility with a group of commercial banks. Of this amount, we have allocated $18.0 million to Genzyme Tissue Repair and $5.0 million to Genzyme Molecular Oncology. Amounts borrowed under this revolving credit facility bear interest at a floating rate based upon an applicable margin above either the prime rate announced by Fleet National Bank or the London InterBank Offered Rate. We must repay all borrowings under this facility no later than November 12, 2002.

         o In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of GENZ Stock.

         If we use cash to pay or redeem this debt, including the principal and interest due on it, our cash reserves will be diminished.

         In March 2000, we entered into an agreement to acquire Biomatrix, Inc. The consideration for the proposed acquisition consists of shares of a new series of our common stock and up to approximately $245 million in cash, allocated at the option of Biomatrix stockholders. To the extent we use cash to complete this acquisition, our cash reserves will be diminished.

         To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

         Our long-term success largely depends on our ability to obtain and maintain patent and other proprietary right protection for our technology and products. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights.

         Patents based on our currently pending or our future patent applications may not issue. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Further, our patents, our collaborators' patents, and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented.

         The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights. Any policies that are adopted may result in changes in or interpretations of the patent laws that adversely affect our patent position.

         We also rely upon trade secrets, proprietary know-how, and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these agreements may be breached and that any remedies for a breach will not make us whole. We also cannot guarantee that other parties will not independently develop our know-how or otherwise obtain access to our technology.

WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

         Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products that we or our strategic collaborators are developing or testing. As a result, we or a strategic collaborator may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce the profitability of the products. Furthermore, we cannot be sure that these licenses would be available to us on acceptable terms or at all. If these licenses are not available, our or our strategic collaborators' ability to commercialize these products and services may be impaired.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

         If we or one of our strategic collaborators initiate litigation to enforce our patent or license rights, or are required to defend these rights in response to third party claims, it could consume a substantial portion of our resources. We cannot guarantee that we or our strategic collaborator would prevail in such litigation. If we do not prevail, we or our strategic collaborators may be required to:

         o   pay monetary damages;

         o stop commercial activities relating to the affected products or services; or

         o obtain a license in order to continue manufacturing or marketing the affected products or services.

         If we are required to pay damages or if commercial activities are disrupted, our business or financial position may be negatively impacted. In addition, if we or our strategic collaborators are required to obtain a license, we cannot guarantee that one would be made available to us or made available on acceptable terms or at all.

WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

         Individuals who use our products or services may bring product liability claims against us. While we have taken, and continue to take, what we believe are appropriate precautions, we cannot guarantee that we will avoid significant liability exposure. We have only limited amounts of product liability insurance, and we cannot be sure that this insurance will provide sufficient coverage against any product liability claims. If we attempt to obtain additional insurance in the future, we may not be able to do so on acceptable terms, and any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

         o   diversion of management time and attention;

         o expenditure of large amounts of cash on legal fees, expenses and payment of damages;

         o   decreased demand for our products and services; and

         o   injury to our reputation.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE.

         The human health care products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than us. Our future success will depend on our ability to develop and market effectively our products against those of our competitors.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

         The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme-Registered Trademark- enzyme.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

         A substantial portion of our revenue comes from payments by third party payers, including government health administration authorities and private health insurers. Third party payers may not reimburse patients for newly approved healthcare products. Increasingly, third party payers are attempting to contain health care costs by:

         o challenging the prices charged for healthcare products and services;

         o limiting both coverage and the amount of reimbursement for new therapeutic products;

         o denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third party payers; and

         o refusing, in some cases, to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

         Government and other third party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results.

         In addition, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. We cannot predict the effect that legislation of this type would have on our business.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

         Our international operations accounted for 41% of our consolidated revenues in 1999 and 1998, and we expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the U.S., primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be adversely affected, by any of the following:

         o   fluctuations in currency exchange rates;

         o   the imposition of government controls;

         o   less favorable intellectual property or other applicable laws;

         o the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

         o   import and export license requirements;

         o   political instability;

         o   trade restrictions;

         o   changes in tariffs;

         o   difficulties in staffing and managing international operations; and

         o   longer payment cycles.

         A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

         Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management.

         Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

         In addition, our board of directors may, in their sole discretion:

         o exchange shares of GZMO Stock, GZSP Stock or GZTR Stock for GENZ Stock at a 30% premium over the market value of the exchanged shares; and

         o issue shares of undesignated preferred stock from time to time in one or more series.

         Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

                    RISKS RELATED TO GENZYME TRACKING STOCKS

         We have four series of tracking stock: GENZ Stock, GZMO Stock, GZSP Stock and GZTR Stock. The following are risks related to owning shares of our tracking stock.

HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT OUR OTHER DIVISIONS.

         None of our divisions are separate legal entities. Holders of our tracking stock are stockholders of a single company and face all of the risks of an investment in Genzyme.

         For purposes of financial presentation, we allocate programs, products, assets and liabilities among our four divisions. Genzyme Corporation, however, continues to own all of the assets and is responsible for all of the liabilities of each division. A holder of GENZ Stock, for example, does not have any specific rights to the assets allocated to Genzyme General in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. Accordingly, we encourage you to review our consolidated financial statements and the financial statements of each of our divisions included in the reports that we file with the SEC.

OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT, WHILE IN THE BEST INTERESTS OF GENZYME AS A WHOLE, HAVE AN UNEQUAL AND ADVERSE EFFECT ON THE HOLDERS OF ONE OR MORE SERIES OF OUR TRACKING STOCK.

         There may be times when the interests of holders of each series of our common stock diverge or appear to diverge. Massachusetts law does not define a board of directors' duties in that situation. Based on the advice of counsel, however, we believe that a Massachusetts court would conclude that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any particular group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner the board reasonably believes to be in the best interests of the corporation. Under Massachusetts law, if a disinterested and adequately informed board of directors determines in good faith that an action would be in the corporation's best interests, taking into account both the interests of holders of each series of tracking stock as well as the alternatives reasonably available, then the board of directors should be able to successfully defend against any stockholder claim that the action could have an unequal effect on different series of tracking stock.

         In March 1999, the Delaware Court of Chancery, in two separate cases, dismissed all stockholder claims that the board of directors had violated its fiduciary duties under Delaware law by approving actions that had a disparate impact on holders of different classes of tracking stock. The court indicated in each case that even where the decision of the board of directors affected holders of separate classes of tracking stock differently, stockholders must allege facts sufficient to indicate that a board of directors' approval was not based on the good faith belief that the approved actions were in the corporation's best interests. While Delaware case law is not binding on a Massachusetts court, we believe that a Massachusetts court would be influenced by these decisions in addressing similar issues. A Massachusetts court hearing a case, however, may apply principles of Massachusetts law other than those described above or develop new principles of Massachusetts law to decide the case.

MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

         A member of our board may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board could properly discharge his or her fiduciary responsibilities even if his or her interests in shares of different series were disproportionate or of unequal values. Our board members may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board.

HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

         Holders of all series of our tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our charter and the management and accounting policies adopted by our board of directors. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders.

THE LIQUIDATION RIGHTS FOR EACH SERIES OF TRACKING STOCK ARE NOT ADJUSTED TO REFLECT CHANGES IN THE SERIES' MARKET VALUE.

         If we dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders will receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock is as follows:

         o   each share of GENZ Stock has 100 liquidation units;

         o   each share of GZMO Stock has 25 liquidation units;

         o   each share of GZSP Stock has 61 liquidation units; and

         o   each share of GZTR Stock has 58 liquidation units.

         Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the divisions. Accordingly, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets of that division.

OUR BOARD OF DIRECTORS MAY CHANGE OUR MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

         Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of these policies, which are filed as Exhibit 99.1 to our registration statement on Form S-3 filed on March 3, 2000.

WE MAY ELIMINATE TRACKING STOCK IF A CORPORATE OR SHAREHOLDER LEVEL TAX IS IMPOSED ON THE ISSUANCE OR RECEIPT OF TRACKING STOCK.

         In 1999, the Clinton Administration proposed legislation that would have imposed a corporate level tax on issuances of tracking stock. More recently, the Clinton Administration has proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a recapitalization. Although Congress has not enacted either of these proposals into law, if these or similar proposals are enacted into law or effected through Treasury regulations in the future, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including GENZ Stock. Also, any use of our tracking stock to acquire other companies could be taxed. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of our board for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or the Treasury Department will issue regulations, effecting these or similar proposals.

THE USE OF OPERATING LOSSES TO LOWER THE REPORTED TAX LIABILITY OF OUR PROFITABLE DIVISIONS WILL CAUSE LOWER REPORTED EARNINGS IN THE FUTURE FOR THE DIVISIONS GENERATING THESE OPERATING LOSSES.

         Genzyme Corporation, rather than its divisions, is liable for taxes. Under our management and accounting policies, for financial reporting purposes we generally allocate taxes among our divisions as if they were separate taxpayers. However, our board of directors has adopted a policy that provides that if any of our divisions is unable to use our operating losses or other projected annual tax benefits to reduce our current or deferred income tax expense, we may reallocate these losses or benefits to our profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Molecular Oncology, Genzyme Surgical Products and Genzyme Tissue Repair) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carryforward. We encourage you to review full text of this policy, which is filed as Exhibit 99.1 to our registration statement on Form S-3 filed on March 3, 2000.

THE NON-COMPETE POLICY AMONG OUR DIVISIONS MAY NOT COVER ALL OF THE ACTIVITIES OF A PARTICULAR DIVISION.

         Our board of directors has adopted a policy regarding competition among our divisions. This non-compete policy requires that we develop certain products and services within a given division, as opposed to another division, or through joint ventures involving a given division, because the product or service is within the field of activity of that division. This non-compete policy, however, does not cover the entire field of activity of each division. For example, Genzyme General Division or Genzyme Molecular Oncology may develop certain tissue repair products or services. In order words, we cannot guarantee that all products and services we develop in a given field of activity will be allocated to a division primarily engaged in that field of activity. We encourage you to review full text of this policy, which is filed as Exhibit 99.1 to our registration statement on Form S-3 filed on March 3, 2000.

FUTURE SALES OR DISTRIBUTIONS OF DESIGNATED SHARES OF GZMO STOCK, GZSP STOCK OR GZTR STOCK MAY SIGNIFICANTLY DILUTE YOUR OWNERSHIP OF THE AFFECTED SHARES OF TRACKING STOCK.

         Our management and accounting policies require us to sell or distribute any designated shares of GZMO Stock, GZSP Stock or GZTR Stock that may be created, subject to certain limitations. Proceeds from a sale or distribution will not be allocated to the affected divisions and the issuance and sale may substantially dilute your ownership of tracking stock of the affected divisions.

                        RISKS RELATING TO GENZYME GENERAL

         The following risks and uncertainties may adversely affect the business of Genzyme General.

A REDUCTION IN REVENUES FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON GENZYME GENERAL'S BUSINESS.

         Genzyme General generates a majority of our product revenues from sales of Ceredase-Registered Trademark- enzyme and Cerezyme-Registered Trademark-enzyme, which are products for patients with Gaucher disease. Sales of Ceredase-Registered Trademark- enzyme and Cerezyme-Registered Trademark- enzyme totaled $478.5 million for the year ended December 31, 1999, representing approxImately 84% of Genzyme General's product revenues for that year.

         Because Genzyme General's business is highly dependent on Cerezyme-Registered Trademark- enzyme, a reduction in revenue from sales of this product would have an adverSe effect on its operations and may cause the value of GENZ Stock to decline substantially. Revenues from Cerezyme-Registered Trademark- enzyme would be impacted negatively if competitors develop alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing it with market exclusivity in the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme-Registered Trademark- enzyme after May 2001.

GENZYME GENERAL MAY NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE
THYROGEN-Registered Trademark- HORMONE AND RENAGEL-Registered Trademark-
CAPSULES.

         In January 1999, Genzyme General, together with Knoll Pharmaceutical Company, launched U.S. sales of Thyrogen-Registered Trademark- recombinant thyroid stimulating hormone for use in the treatment of thyroid cancer. At about the same time, Genzyme General, in collaboration with GelTex Pharmaceuticals, Inc., launched Renagel-Registered Trademark- capsules, a non-absorbed phosphate binder used in the treatment of end-stage renal disease. The commercial success of Thyrogen-Registered Trademark- hormone and REnagel-Registered Trademark-capsules will depend on a number of factors, including:

         o   regulation by the FDA;

         o   the ability to obtain regulatory approvals in foreign countries;

         o   the development and commercial success of competitive products; and

         o   the availability of third party reimbursement.

         Genzyme General cannot be sure that market penetration of Thyrogen-Registered Trademark- hormone and Renagel-Registered Trademark-capsules will increase.

IF THE STRATEGIC COLLABORATIONS GENZYME GENERAL HAS ENTERED INTO TO DEVELOP AND COMMERCIALIZE ITS PRODUCTS ARE NOT SUCCESSFUL, GENZYME GENERAL'S RESULTS OF OPERATIONS WILL BE ADVERSELY IMPACTED.

         Several of Genzyme General's strategic initiatives involve collaborations with other biotechnology companies and arrangements with academic medical centers. These include:

         o a joint venture with GelTex Pharmaceuticals, Inc. for the commercialization of Renagel-Registered Trademark- capsules;

         o an agreement with Knoll Pharmaceutical Company for the marketing of our Thyrogen-Registered Trademark- hormone in the U.S.;

         o an agreement with Biogen, Inc. for the marketing of AVONEX-Registered Trademark- (Interferon-beta 1a), Biogen's treatment for relapsing forms of multiple sclerosis, in Japan following regulatory approval;

         o a joint venture with BioMarin Pharmaceutical Inc. for the development and commercialization of Aldurazyme-TM- enzyme for the treatment of the lysosomal storage disorder known as mucopolysaccharidosis I;

         o a joint venture with Genzyme Transgenics Corporation for the development and commercialization of transgenic antithrombin III, a human protein that Genzyme Transgenics produces in the milk of genetically modified animals;

         o a joint venture with Pharming Group N.V. for the development and commercialization of human alpha-glucosidase for the treatment of Pompe disease;

         o an agreement with Genovo Inc. for the development of gene therapy products for the treatment of lysosomal storage disorders;

         o a relationship with Mount Sinai Medical Center for the development of a therapy for the treatment of Niemann-Pick disease;

         o a joint venture with Diacrin, Inc. to develop and commercialize products and processes using porcine fetal cells for the treatment of Parkinson's disease and Huntington's disease; and

         o an agreement with Dyax Corp. to develop and commercialize the protein EPI-KAL2 for the treatment of chronic inflammatory diseases.

         Genzyme General plans to enter into additional collaborations in the future. The success of these arrangements are largely dependent on the efforts and skills of Genzyme General's collaborators. Genzyme General cannot guarantee that:

         o   these agreements will not be terminated;

         o its strategic collaborators will devote significant resources to the collaborations; or

         o any of these collaborations will result in the successful development or commercialization of any products.

OUR OPTION TO PURCHASE LIMITED PARTNERSHIP INTERESTS COULD DILUTE THE RIGHTS OF HOLDERS OF GENZ STOCK.

         We organized Genzyme Development Partners, L.P. ,a special purpose research and development entity, in 1989 and transferred to it technology and commercial rights to our hyaluronic acid-based products designed to prevent the occurrence and severity of post-operative adhesions. These products, which we refer to as the Sepra products, are now allocated to Genzyme Surgical Products. We have an option to purchase the limited partnership interests in the partnership. If we exercise this option, we may have to issue shares of GENZ Stock or make substantial cash payments or both. If we make payments in GENZ Stock, the rights of holders of GENZ Stock could be diluted and the market price of that stock may fall. If we make cash payments, our cash resources would diminish.

                   RISKS RELATED TO GENZYME MOLECULAR ONCOLOGY

         The following risks and uncertainties may adversely affect the business of Genzyme Molecular Oncology.

GENZYME MOLECULAR ONCOLOGY MAY NEVER BE ABLE TO SUCCESSFULLY DEVELOP OR COMMERCIALIZE ANY OF ITS CANCER THERAPIES.

         Genzyme Molecular Oncology does not have any cancer therapies on the market and its only therapies in clinical development are its melanoma and breast cancer vaccines. Before commercializing any cancer therapies, Genzyme Molecular Oncology will need to conduct substantial research and development, including, in some cases, the replication of preclinical studies performed by its collaborators, undertake preclinical and clinical testing and obtain regulatory approvals. This process involves a high degree of uncertainty and may take several years. Its product development efforts may fail for many reasons, including:

         o   the product fails in preclinical studies;

         o clinical trials may not support the safety or effectiveness of the product; or

         o   we fail to obtain the required regulatory approvals.

         We cannot guarantee that Genzyme Molecular Oncology will successfully develop any particular product or that any product it successfully develops will gain market acceptance.

GENZYME MOLECULAR ONCOLOGY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

         Genzyme Molecular Oncology has not generated significant revenues to date and does not expect to do so for several years. As of December 31, 1999, Genzyme Molecular Oncology had an accumulated deficit of approximately $69.0 million. It expects to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things:

         o   research and development;

         o   preclinical and clinical testing; and

         o   pursuing regulatory approvals.

         We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable.

IF GENZYME MOLECULAR ONCOLOGY FAILS TO OBTAIN THE CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

         We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available under a line of credit from Genzyme General and revenues generated from our SAGE-TM- technology and license agreements, will be sufficient to fund its operations through 2000. Genzyme Molecular Oncology's cash needs may differ from those planned, however, because of many factors, including the:

         o   results of research and development and clinical testing;

         o   achievement of milestones under existing strategic collaborations;

         o ability to establish and maintain additional strategic collaborations and licensing arrangements;

         o   costs of protecting our intellectual property rights;

         o   development of competing products and services; and

         o ability to satisfy regulatory requirements of the FDA and other government authorities.

         Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain any additional financing or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Molecular Oncology may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

GENZYME MOLECULAR ONCOLOGY MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

         Genzyme Molecular Oncology's strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Molecular Oncology to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Molecular Oncology, may develop technologies or products that are competitive with those that Genzyme Molecular Oncology is developing. As a result, we cannot guarantee that Genzyme Molecular Oncology will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Molecular Oncology will be able to enter into collaborations in the future.

GENZYME MOLECULAR ONCOLOGY MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF ITS PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

         Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products Genzyme Molecular Oncology is developing or testing. As a result, Genzyme Molecular Oncology may be required to obtain licenses from the holders of these patents in order to use or sell certain products and services. We cannot guarantee that these licenses will be made available on acceptable terms or at all. If these licenses are not available, Genzyme Molecular Oncology's ability to commercialize its products and services may be impaired.

         In its cancer vaccine program, Genzyme Molecular Oncology in the process of evaluating the therapeutic administration of peptide products and genes that encode specific tumor antigens, including MART-1 and gp100. Genzyme Molecular Oncology is aware of two issued U.S. patents directed to the gene that encodes MART-1. While it has obtained rights under one of these patents, Genzyme Molecular Oncology is still in the process of evaluating the scope and validity of the other to determine whether it needs to obtain a license. Genzyme Molecular Oncology is also evaluating an issued U.S. patent covering the gene that encodes gp100 and three published Patent Cooperation Treaty applications by three different applicants that may cover antigens derived from gp100. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of these patents and patent applications to determine whether it needs to obtain licenses.

GENZYME MOLECULAR ONCOLOGY MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

         If Genzyme Molecular Oncology or one of its strategic collaborators initiate litigation to enforce Genzyme Molecular Oncology's patent or license rights, or are required to defend these rights in response to third party claims, its business or financial position may be negatively affected. Genzyme Molecular Oncology has licensed its p53 gene therapy rights to Schering-Plough. These patent rights are the subject of an interference proceeding in the U.S. and an opposition proceeding in Europe. Adverse determinations in these proceedings may negatively affect Genzyme Molecular Oncology's ability to receive future milestones and product royalties under its agreement with Schering-Plough.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME MOLECULAR ONCOLOGY'S GENE THERAPY PRODUCTS.

         The recent death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Molecular Oncology's gene therapy products. As a result of this death, the U.S. Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Molecular Oncology's gene therapy clinical trials could be delayed or become more expensive to conduct.

         Genzyme Molecular Oncology has reported to the FDA and the NIH that there have been three deaths in its Phase I/II melanoma cancer vaccine trial at Massachusetts General Hospital. The principal investigator for this trial indicated that each of these deaths was due to disease progression and not related to the patient's treatment. Deaths are not unexpected in a clinical trial treating patients with advanced stage melanoma because these patients have short life expectancies. Genzyme Molecular Oncology cannot, however, rule out the possibility that its cancer vaccines may be a contributing cause of death for patients in the future.

         The commercial success of any gene therapy products that Genzyme Molecular Oncology develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

                   RISKS RELATED TO GENZYME SURGICAL PRODUCTS

         The following risks and uncertainties may adversely affect the business of Genzyme Surgical Products.

GENZYME SURGICAL PRODUCTS ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

         Genzyme Surgical Products expects to have significant operating losses for the next several years. It plans to spend substantial amounts of money on, among other things:

         o   conducting research and development activities;

         o   pursuing regulatory approvals;

         o   conducting commercialization activities; and

         o   providing surgeon education and training.

         We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Surgical Products' operations will ever be profitable. It may be years before the division generates any revenue from sales of products currently under development.

IF GENZYME SURGICAL PRODUCTS FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

         We anticipate that Genzyme Surgical Products' current cash resources, together with revenues generated from its products and distribution agreements, will be sufficient to fund its operations through 2001. However, its cash needs may differ from those planned because of many factors, including:

         o   the ability to become profitable;

         o   the results of research and development efforts;

         o the ability to establish strategic collaborations and licensing arrangements for research and development programs;

         o   the achievement of milestones under strategic collaborations;

         o the ability to establish and maintain additional distribution arrangements;

         o   the enforcement of patent and other intellectual property rights;

         o   market acceptance of novel approaches and therapies;

         o   the development of competitive products; and

         o the ability to satisfy regulatory requirements of the FDA and other government authorities.

         Genzyme Surgical Products may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that it will be able to obtain any additional financing or find it on favorable terms. If Genzyme Surgical Products has insufficient funds or is unable to raise additional funds, it may have to delay, reduce or eliminate some of its programs. Genzyme Surgical Products may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

IF GENZYME SURGICAL PRODUCTS EXERCISES AN OPTION TO PURCHASE INTERESTS IN GENZYME DEVELOPMENT PARTNERS, ITS CASH RESOURCES MAY DIMINISH AND THE RIGHTS OF ITS STOCKHOLDERS MAY BE DILUTED.

         In 1989, we organized Genzyme Development Partners, L.P., a special purpose research and development entity, and transferred to it technology and commercial rights to the Sepra products. We have an option to purchase the limited partnership interests in the partnership under certain circumstances for approximately $26 million plus continuing royalties based on certain sales of the Sepra products. We have allocated the purchase option to Genzyme Surgical Products. The option's exercise price is payable in cash, shares of GENZ Stock or a combination of the two, as determined by Genzyme Surgical Products when it exercises the option.

         If Genzyme Surgical Products exercises this option, it will have to make substantial cash payments or compensate Genzyme General with shares of GZSP Stock for the GENZ Stock used, or both. If the division makes cash payments, its cash resources would diminish. If it makes the payment in whole or in part in shares of GENZ Stock, then our board of directors would need to approve the issuance of GENZ Stock in return for Genzyme General receiving a number of GZSP designated shares with a fair market value equal to the fair market value of the shares of GENZ Stock. Those GZSP designated shares would be shares of GZSP Stock that our board would have the option to issue from time to time with all proceeds allocable to Genzyme General. Beginning on June 30, 2000, and on every June 30th thereafter, we will have to distribute substantially all the GZSP designated shares if the number of those shares exceeds 10% of the number of shares of GZSP Stock then outstanding.

         We cannot guarantee that our board would authorize the issuance of shares of GENZ Stock for payment of the option exercise price and the creation of any GZSP designated shares. If our board creates and subsequently distributes or otherwise disposes of any GZSP designated shares, this would substantially dilute the rights of the holders of GZSP Stock and could significantly affect the market price of GZSP Stock.

         If Genzyme Surgical Products does not exercise the option, the partnership would have the right to sell or otherwise transfer to a third party a license to background technology that we granted to it. A sale or transfer of this technology may terminate our joint venture with the partnership to manufacture and sell the Sepra products in the U.S. and Canada. In addition, failure to exercise the option would cause the joint venture to become terminable upon 90 days' prior notice by either Genzyme or Genzyme Development Partners.

GENZYME SURGICAL PRODUCTS IS DEVOTING SIGNIFICANT RESOURCES TO DEVELOPING NOVEL ALTERNATIVE PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

         Genzyme Surgical Products is devoting a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Surgical Products is developing products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Surgical Products' ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

         Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Sepra Film-Registered Trademark- bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra products, Genzyme Surgical Products has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefit of preventing adhesions. It has also had to train surgeons on the proper handling and use of these products.

         We cannot guarantee that Genzyme Surgical Products' efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Surgical Products' products.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME SURGICAL PRODUCTS' GENE THERAPY PRODUCTS.

         The recent death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Surgical Products' gene therapy products. As a result of this death, the U.S. Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Surgical Products' gene therapy clinical trials could be delayed or become more expensive to conduct.

         The commercial success of any gene therapy products that Genzyme Surgical Products develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any gene therapy product that Genzyme Surgical Products may develop.

COMPETITION FROM OTHER MEDICAL DEVICE AND TECHNOLOGY COMPANIES COULD HURT GENZYME SURGICAL PRODUCTS' PERFORMANCE.

         The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Surgical Products. These include such companies as:

         o Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd. in the cardiovascular chest drainage and fluid management market;

         o The Ethicon division of Johnson & Johnson Ltd. and U.S. Surgical Corporation, a division of Tyco in the cardiovascular closure market;

         o CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

         o Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market; and

         o Karl Storz Endoscopy America, Inc., Scanlan International, Inc., Pilling Weck Surgical Instruments and the Codman division of Johnson & Johnson Ltd. in the reusable instruments market.

         These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Surgical Products. The division is likely to incur significant costs developing and marketing new products without any guarantee that it will be commercially successful. The future success of Genzyme Surgical Products will depend on its ability to effectively develop and market its products against those of its competitors.

THE TREND TOWARD CONSOLIDATION IN THE SURGICAL DEVICES INDUSTRY MAY ADVERSELY AFFECT GENZYME SURGICAL PRODUCTS' ABILITY TO MARKET SUCCESSFULLY ITS PRODUCTS TO SOME SIGNIFICANT PURCHASERS.

         The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer a more comprehensive product line to these larger purchasing groups. In order to successfully market its products to larger purchasing groups, Genzyme Surgical Products may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. We cannot guarantee that it will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

GENZYME SURGICAL PRODUCTS MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

         Genzyme Surgical Products' strategy to develop and commercialize some of its products and services includes entering into various arrangements with academic and corporate collaborators and licensees. It depends on the success of these parties in performing research, preclinical and clinical testing and marketing. These arrangements may require Genzyme Surgical Products to transfer important rights to its corporate collaborators and licensees. These collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate them early. In addition, these collaborators and licensees, outside of their arrangements with Genzyme Surgical Products, may develop technologies or products that are competitive with those that Genzyme Surgical Products is developing. As a result, we cannot guarantee that Genzyme Surgical Products will receive revenues from these relationships or that any of its strategic collaborations will continue or not terminate early. In addition, we cannot guarantee that Genzyme Surgical Products will be able to enter into collaborations in the future.

                     RISKS RELATED TO GENZYME TISSUE REPAIR

         The following risks and uncertainties may adversely affect the business of Genzyme Tissue Repair.

THE COMMERCIAL SUCCESS OF GENZYME TISSUE REPAIR'S LEAD PRODUCT,
CARTICEL-Registered Trademark- CHONDROCYTES, IS UNCERTAIN.

         Carticel-Registered Trademark- chondrocytes are used to treat knee cartilage damage. This service involves a proprietary process for growing autologous (a patient's own) cartilage cells to replace those that are damaged or lost. Revenues from Carticel-Registered Trademark- chondrocytes accounted for approximately 75% of Genzyme Tissue Repair's 1999 revenue. The commercial success of Carticel-Registered Trademark- chondrocytes will depend on many factors including:

         o   POSITIVE RESULTS FROM POST-MARKETING STUDIES.

             We have agreed with the FDA to conduct two post-marketing studies to confirm the effectiveness of Carticel-Registered Trademark-chondrocytes. The first study compares clinical outcomes of patients in Genzyme Tissue Repair's registry who did not respond to treatment before being implanted with Carticel-Registered Trademark- chondrocytes. This study will measure outcomes before and after implantation with Carticel-Registered Trademark-chondrocytes. The second study compares the long-term clinical effects of treatment with Carticel-Registered Trademark-chondrocytes to other available treatments. If these studies demonstrate that treatment with Carticel-Registered Trademark-chondrocytes is not superior to the alternatives studied, the FDA may suspend or withdraw its approval of Carticel-Registered Trademark- chondrocytes. If Genzyme Tissue Repair cannot market Carticel-Registered Trademark- chondrocytes in the U.S., its financial results will be negatively impacted.

         o   FDA APPROVAL OF RELATED DEVICE.

             Genzyme Tissue Repair has developed a device to improve the procedure for implanting Carticel-Registered Trademark-chondrocytes and plans to file for marketing approval with the FDA. Genzyme Tissue Repair believes it will begin marketing this device in 2000. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel-Registered Trademark- chondrocytes, or that this device will gain commercial acceptance.

         o   THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

             Since the FDA approved Carticel-Registered Trademark-chondrocytes, we have seen a substantial increase in the number of third party payers who cover it. Some third party payers, however, do not cover Carticel-Registered Trademark-chondrocytes. We cannot guarantee that any third party payers will continue to cover it or that additional third party payers will begin to provide reimbursement.

             Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third party evaluations of such treatments. One independent association that conducts such evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association has determined that its Technology Assessment Committee does not believe that Carticel-Registered Trademark- chondrocytes meets all of its published criteria for new treatments. We believe that Carticel-Registered Trademark- chondrocytes does in fact meet all of such criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel-Registered Trademark- chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel-Registered Trademark- chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since


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


             these remaining plans represent a significant percentage of insured lives in the U.S., this ruling has delayed our access to a substantial portion of the market for Carticel-Registered Trademark- chondrocytes.

         o   THE SUCCESS OF COMPETITIVE PRODUCTS.

             The process we use to grow a patient's cartilage cells is not patentable, and we do not yet have significant patent protection covering the other processes used in providing Carticel-Registered Trademark- chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel-Registered Trademark-chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Tissue Repair's financial results of operations would be negatively impacted. We are aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel-Registered Trademark- chondrocytes.

         o   MARKET ACCEPTANCE BY ORTHOPEDIC SURGEONS.

             We are marketing Carticel-Registered Trademark- chondrocytes to orthopedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate it into their practice to make it commercially successful.

GENZYME TISSUE REPAIR ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

         We expect Genzyme Tissue Repair to have significant operating losses at least through 2000 as it continues to commercialize Carticel-Registered Trademark- chondrocytes and to conduct research and development and clinical programs. We cannot guarantee that Genzyme Tissue Repair's operations will ever be profitable.

IF GENZYME TISSUE REPAIR FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

         We anticipate that Genzyme Tissue Repair's current cash resources, together with amounts available under an equity line of credit from Genzyme General, will be sufficient to fund Genzyme Tissue Repair's operations through the end of 2000.

         In 1999, Genzyme Tissue Repair received $25 million in cash from Genzyme General in connection with the transfer to Genzyme General of our interest in our joint venture with Diacrin, Inc. If the joint venture does not initiate a Phase III clinical trial of NeuroCell-TM--PD by June 30, 2000, Genzyme Tissue Repair will be required to pay Genzyme General $20 million plus accrued interest at 13.5%. Genzyme Tissue Repair may repay this amount in cash, GZTR designated shares, or combination of both, at its option. GZTR designated shares are shares of GZTR Stock that are not issued and outstanding, but which our board may issue, sell or distribute without allocating the proceeds to Genzyme Tissue Repair. If these milestones are not achieved, and Genzyme Tissue Repair elects to repay Genzyme General in cash, its cash reserves will be substantially diminished or depleted in their entirety. If Genzyme Tissue Repair elects to repay Genzyme General in shares of GZTR designated shares, this would substantially dilute the rights of the holders of GZTR Stock and could significantly affect the market price of GZTR Stock.

         Genzyme Tissue Repair's cash needs may differ from those planned as a result of various factors, including the:

         o ability to satisfy regulatory requirements of the FDA and other government agencies;

         o   results of research and development and clinical testing;

         o   enforcement of patent and other intellectual property rights; and


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


         o   development of competitive products and services.

         Genzyme Tissue Repair will require substantial additional funds in order to continue operations at current levels beyond 2000. We cannot guarantee that Genzyme Tissue Repair will be able to obtain any additional financing or find it on favorable terms. If Genzyme Tissue Repair has insufficient funds or is unable to raise additional funds, it may be required to delay, scale back or eliminate certain of its programs. Genzyme Tissue Repair may also have to give rights to third parties to commercialize technologies or products that it would otherwise commercialize itself.

GENZYME TISSUE REPAIR'S RESULTS FLUCTUATE QUARTERLY AND THIS COULD HAVE AN ADVERSE EFFECT ON ITS OPERATIONS.

         We expect that the revenues from the sale of the Carticel-Registered Trademark- chondrocytes will fluctuate based on Genzyme Tissue Repair's success in penetrating the market, the availability of competitive procedures and the availability of third party reimbursement. We cannot predict the timing or magnitude of these fluctuations. Furthermore, we expect that revenues from Carticel-Registered Trademark- chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

         We also expect that revenues from the sale of Epicel-TM- skin grafts will continue to fluctuate from quarter to quarter. This fluctuation is a result of several unpredictable factors, including the number and survival rate of severe burn patients who are treated with Epicel-TM- skin grafts.

         Since Genzyme Tissue Repair must maintain extensive tissue culture facilities and a trained staff for both Carticel-Registered Trademark-chondrocytes and Epicel-TM-skin grafts, a significant portion of its costs are fixed and, therefore, fluctuations in demand can have an adverse effect on its results of operations.

GENZYME TISSUE REPAIR RELIES ON KEY COLLABORATORS TO SUPPORT FURTHER RESEARCH AND DEVELOPMENT OF CARTICEL-Registered Trademark- CHONDROCYTES AND THESE EFFORTS COULD SUFFER IF IT EXPERIENCES PROBLEMS WITH THESE COLLABORATORS.

         Carticel-Registered Trademark- chondrocytes were developed based on the work of a group of Swedish physicians. Genzyme Tissue Repair had consulting agreements with the two leaders of that group. These agreements, however, expired in 1998 and Genzyme Tissue Repair is currently negotiating renewals of these agreements. Pending these negotiations, these physicians are continuing to advise Genzyme Tissue Repair on the commercialization and further development Carticel-Registered Trademark- chondrocytes.

         We cannot guarantee that the two physicians will sign a new consulting agreement or continue to advise Genzyme Tissue Repair.

         In addition, individuals who are familiar with the know-how underlying Carticel-Registered Trademark- chondrocytes through their association with these physicians may disclose such information to our competitors. Either event could have an adverse effect on Genzyme Tissue Repair's results of operations.

         We have entered into a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians discussed above. The purpose of the agreement is to conduct additional research on Carticel-Registered Trademark- chondrocytes. The agreement prohibits each member of the research team from disclosing any information relating to Genzyme Tissue Repair or its business that they acquire in connection with their work under the agreement. The agreement also states that all inventions that the members conceive or reduce to practice during the course of the research program will be Genzyme Tissue Repair's property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.


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